Filed by Cloudera, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Hortonworks, Inc.
Commission File No: 001-36780
This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Cloudera, Hortonworks and Merger Sub. The following is the transcript of a television interview of Tom Reilly, Chief Executive Officer of Cloudera, with Jim Cramer for Mad Money CNBC on October 5, 2018.
MAD MONEY CNBC
5 OCTOBER 2018
JIM CRAMER INTERVIEW WITH TIM REILLY
INTERVIEWER: JIM CRAMER
JIM CRAMER:
We got some major technology news on Wednesday night that you may have missed. A pair of enterprise software companies, Cloudera and Hortonworks, are combining forces in a merger of equals and sticking with the Cloudera name. Now, it's not easy to explain what these companies actually do to a layman.
Cloudera's an analytics and machine learning play. Their platform helps companies get the most out of their data, especially working across multiple different cloud infrastructure providers. Now, at the moment, all the cloud stocks are being obliterated.
But this remains a great growth business. And the merger with Hortonworks could be a game changer. Do not take it from me, though.
Let's check in with Tom Reilly. He's the CEO of Cloudera, who will be staying on as CEO of the combined company. He has a better sense of what this deal means for the future of this business. Mr. Reilly, welcome to Mad Money.
TIM REILLY:
Jim, it's great to be on your show. Thank you for having me.
JIM CRAMER:
Well, I'm so glad you're here. Because you'll be able to explain to our viewers why both stocks went up on this merger announcement, when typically, it's not the case.

TIM REILLY:
Well, this is a wonderful merger. Basically, bringing these two companies together, we are creating immense shareholder value. So our plans are that, by 2020, just around the corner, our combined company, Cloudera plus Hortonworks, our new company, Cloudera, will be greater than $1 billion in annual revenues, will be greater than 20% year-over-year growth, and will have greater than 15% operating cash flow margins. The amount of shareholder value it'll create by bringing us together is immense.
JIM CRAMER:
Now, a lot of-- the analysts said that, not only will there be great synergies, but some of them said, "You know what? These two companies have actually had been going at it. And together, they're going to be better for the customers than they are separate. And the actual possibility of profitability for both companies could be pulled forward." Do you agree?
TIM REILLY:
That is our goal. And I do agree. This has been a rivalry that's going on for nearly ten years. We have been going at it really hard against each other, but that has made us both better. Competition is wonderful. But now, there's a new set of competitors that we can combine ourselves, be a much stronger company of greater scale. And we can take on a new set of competitors. And a lot of it are these cloud guys, where we are extremely well positioned to win in a different market.
JIM CRAMER:
Well, you gave, in your September 5th conference call, a couple of examples of what you've done. I know everyone in our country is familiar with Samsung Electronics America, one of the world's largest IT and consumer electronics companies. In order to be able to explain what Cloudera does, maybe you could use that example, which is already public, about what you do, so that the-- people at home can understand why this merger could be so exciting.
TIM REILLY:
Well, so Samsung Electronics, like all other manufacturers, are instrumenting and connecting the devices they create to the internet. It's called the internet of things. So every car, every cell phone, everything through the supply chain is being instrumented, autonomous vehicles.
And we are a company that, we sell technology for our customers to collect data, all that data, and use machine learning and artificial intelligence to understand better how products are being used and to make them more efficient or to build autonomous vehicles. And this is what we do, together with Hortonworks. Cloudera and Hortonworks allow us to deliver an enterprise data cloud from the edge, where data comes from, all the way to AI, getting insight out of that data.
JIM CRAMER:
All right. Now, I was looking. Some of your partnerships are actually a little bit antithetical. Candidly, you've got a partner, large partners. They've got large partners. How do you reconcile that without actually upsetting some of the, how do you not upset IBM, for instance? How do you keep everybody appeased?
TIM REILLY:
Well, here's our view. This merger is a win-win for everyone. All of our customers are happy. All of our partners are happy. And yes, our partner system is going to get larger. Because Cloudera had some unique partnerships and relationships, as did Hortonworks.
So you called out the IBM partnership. Hortonworks and IBM have a wonderful, strategic partnership. Cloudera, the new Cloudera, is going to embrace that partnership, much like we, Cloudera, have had a wonderful relationship with Intel.
And now, we're going to bring the Hortonworks customer base. And they're going to get the benefits of our relationship with Intel. We intend this to be a win-win, not only for our shareholders, our partners, and our customers, and all our employees.
JIM CRAMER:
Okay. I detect, when I made my calls to some customers, they say, "Look, here's what's going to happen. These guys have been going head to head. And a lot of them are trying to take business away from an incumbent." And typically, it is Oracle. Will this make you more effective versus a competitor, like Oracle, which tends to be known as an on-premise company?
TIM REILLY:
Yes. So a lot of the excitement about this merger is people expect us to be the next Oracle. That doesn't mean we're replacing Oracle legacy business, so their traditional business. No, the world has changed in this internet of things. Data's of much more volume.
And people want to do artificial intelligence and machine learning against that data. That's where we're going to compete. And that's how we become the next Oracle of the future. Fact of the matter is, Oracle's a good partner of ours. Oracle has resold Cloudera software for a long time.
We are excited about what Oracle is doing in the cloud. We intend to work with them there. Cloudera plus Hortonworks, we're together. We'll be the only provider delivering our software across all the major cloud guys. We work on Amazon, Microsoft, Google, the IBM cloud. And that's our value proposition to enterprises. They can work across all the cloud providers.
JIM CRAMER:
Well, look. I think it's true. I mean, the market obviously gave it a two thumbs up. It's very clear that the combined companies can stop going at each other and make a little, and actually start making some money, which would be great. I want to thank you, Tom Reilly, who is the CEO of Cloudera, for putting the deal together and explaining it to our viewers about why it's so good.
TIM REILLY:
Thank you, Jim.

JIM CRAMER:
All right. Guys, don't give up on the cloud. And embrace companies that combine to take out costs and become profitable, where it would be not a situation-- where you would expect this to profit any time soon. Mad Money's back after the break.
* * *END OF TRANSCRIPT* * *

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Cloudera or Hortonworks may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the Securities and Exchange Commission (SEC), including each of Cloudera’s and Hortonworks’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise.

No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed merger between Cloudera and Hortonworks, Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Cloudera and Hortonworks and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.
Participants in the Solicitation
This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.